UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
R1 RCM Inc.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

Common Stock, $0.01 par value
(TITLE OF CLASS OF SECURITIES)

749397 105
(CUSIP NUMBER OF CLASS OF SECURITIES)

R1 RCM Inc.
401 North Michigan Avenue
Suite 2700
Chicago, Illinois 60611
Attention: Corporate Secretary
(312) 324-7820
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
Robert M. Hayward, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE
$3,357,159	$390

(1)
Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $3,357,159 calculated using the Black-Scholes method based on a price per share of common stock of $3.87, the average of the high and low prices of the Issuer’s common stock as reported by The NASDAQ Stock Market LLC on May 10, 2017.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$390	Filing party:	R1 RCM Inc.
Form or Registration No.:	005-85967	Date Filed:	May 12, 2017

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 12, 2017 (the “Schedule TO”), by R1 RCM Inc., a Delaware corporation (“R1” or the “Company”), in connection with the Company’s offer (the “Offer”) to exchange certain employee and director stock options for new options (“New Options”). This Amendment No. 1 is being filed in order to: (1) amend the Offer to Exchange and other communications in connection with R1 commencing the Offer to (x) revise the definition of “Eligible Options” to clarify that Eligible Options are only those options that have an exercise price that is greater than the closing price of the Company’s common stock on both the date that is the business day immediately prior to the commencement of the Offer (i.e., May 11, 2017) and the date that is the closing of the Offer period, currently scheduled to be June 12, 2017, (y) clarify that if the Company notifies the participants of a material change to the terms of the Offer (including any change to the number of Eligible Options or a reset of the exchange ratio for Eligible Options), then the Company will extend the Offer to remain open for at least 10 business days from the date of such notice and (z) clarify that the closing condition set forth in Section 9(e) of the Offer to Exchange is being measured from May 11, 2017, which is the date the Company determined the exchange ratios; and (2) file as exhibits to the Schedule TO amended communications regarding the Offer. Except as described above, Amendment No. 1 does not modify or update in any way the other disclosures or terms made in the Offer to Exchange that was previously filed with the Schedule TO.

The information in the Offer to Exchange that was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby supplemented and amended to the extent provided for above.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options
(a)(1)(B)	Election Form, including Agreement to Terms of Election and Instructions and Agreements Forming Part of the Terms and Conditions of the Offer*
(a)(1)(C)	Form of Election Form / Notice of Withdrawal / Change of Election Form*
(a)(1)(D)	Form of Cover Email to Eligible Option Holders*
(a)(1)(E)	Frequently Asked Questions (FAQ)
(a)(1)(F)	Form of Cover Email from Total Rewards with Instructions on How to Access Election Form*
(a)(1)(G)	Form of First Reminder Email for Offer to Exchange*
(a)(1)(H)	Form of Final Reminder Email for Offer to Exchange*
(a)(1)(I)	Form of Confirmation of Receipt of Election Form from Total Rewards*
(a)(1)(J)	Form of Cover Email for Amendment No. 1
(d)(1)
Accretive Health, Inc. Second Amended and Restated 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (file No. 001-34746) filed on December 12, 2016).

* Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2017
R1 RCM INC.

                                    By: /s/ Christopher Ricaurte_____________
Christopher Ricaurte
Chief Financial Officer